Exhibit 12.1

Barnes Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year to Date September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings available for fixed charges:
Income before income taxes as restated(1)	$64,034	$38,721	$43,027	$38,202	$32,543	$23,311	$47,876
Equity (income) loss, net of distributions	335	213	355	(489)	(477)	580	(482)
Capitalized interest	(230)	(235)	(314)	(85)	(128)	(163)	(188)
Amortization of capitalized interest	202	218	292	318	344	345	347
Fixed charges per below	16,676	14,856	20,362	20,446	18,730	19,839	18,466

Adjusted earnings	$81,017	$53,773	$63,722	$58,392	$51,012	$43,912	$66,019

Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance costs	$13,239	$11,674	$15,938	$16,253	$15,311	$16,525	$15,424
Interest portion of rental expense (33%)	3,437	3,182	4,424	4,193	3,419	3,314	3,042

Fixed charges	$16,676	$14,856	$20,362	$20,446	$18,730	$19,839	$18,466

Ratio of earnings to fixed charges	4.9	3.6	3.1	2.9	2.7	2.2	3.6

(1)	Barnes restated its historical annual financial information to apply a change in accounting method from the Last-In, First-Out method of inventory valuation to the First-In, First-Out method effective January 1, 2005.